RECEIVED

2006 DEC 22 A 10: 03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street N[redacted]
Washington DC 20549
United States of America

6th December 2006

06019492

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated 5 December 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

PROCESSED

JAN 0 5 2007

THOMSON
FINANCIAL

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

ANNOUNCEMENT

DISCLOSURE PURSUANT TO RULE 13.09 OF THE LISTING RULES
UPDATE ON NW TMT COMPLAINT

The board of directors of NWD wishes to announce that under the NW TMT Complaint by NW TMT, a wholly owned subsidiary of NWD, against Tony Qu and the PrediWave Companies, the Court has decided that NW TMT has won its case by reason of various defaults by Tony Qu and the PrediWave Companies in complying with various Court orders.

The Court will eventually hear from NW TMT as to how much money NW TMT has lost before deciding the amount to award, including any punitive amount, under its decision, unless the parties can agree to such an amount. NW TMT will then based on the Court's award seek recovery for the amount awarded from Tony Qu and the PrediWave Companies including their assets.

The current decision of the Court is therefore a step to a process for NW TMT to recover moneys against Tony Qu and the PrediWave Companies which will take time. The timing and the amount that can eventually be recovered is uncertain yet. Further, Tony Qu and/or the PrediWave Companies have the right to appeal against the Court's decision.

Shareholders of NWD and holders of other securities of NWD are reminded to exercise caution when dealing in the securities of NWD.

NWD will keep shareholders of NWD and holders of other securities of NWD posted on any new development.

Reference is made to the joint announcement of New World Development Company Limited ("NWD") and New World TMT Limited ("NW TMT") dated 27 May 2004 (the "Joint Announcement"). Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Joint Announcement.

The board of directors of NWD wishes to announce that under the NW TMT Complaint by NW TMT, a wholly owned subsidiary of NWD, for recovery of investments and damages in excess of US$700 million (equivalent to approximately to HK$5,460 million) against Jianping Tony Qu ("Tony Qu") (the president and founder of the PrediWave Companies) and the PrediWave Companies as well as other reliefs (including punitive damages), the Superior Court of the State of California, County of Santa Clara, in the United States of America (the "Court") has decided that NW TMT has won its case.

The reasons for the Court's decision in favour of NW TMT were Tony Qu's admission in a declaration filed with the Court that he had provided untrue testimony in at least two depositions and his subsequent violation of a Court order to appear for a deposition and mandatory settlement conference. The Court also subsequently decided against the PrediWave Companies on 4 December 2006 (U.S. time) for its various defaults in complying with various Court orders.

A default hearing for NW TMT to establish the amount of loss suffered by NW TMT will be set at a future date. Unless the parties can agree to an amount prior to a default hearing, the Court will, at the default hearing, determine the amount of compensatory and punitive damages to be paid by Tony Qu and the PrediWave Companies to NW TMT. As NW TMT has to prove its losses and damages before the Court at the future hearing which will then determine the exact amount to be received by NW TMT, the amount recoverable by NW TMT cannot be quantified for the moment. NW TMT will then based on the Court's award seek recovery for the amount awarded from Tony Qu and the PrediWave Companies including their assets.

The current decision of the Court is therefore a step to a process for NW TMT to recover moneys against Tony Qu and the PrediWave Companies which will take time. The amount that can eventually be recovered is uncertain yet. Further, Tony Qu and/or the PrediWave Companies have the right to appeal against the Court's decision.

Shareholders of NWD and holders of other securities of NWD are reminded to exercise caution when dealing in the securities of NWD.

NWD will keep shareholders of NWD and holders of other securities of NWD posted on any new development.

By order of the Board
Dr. Cheng Kar-Shun, Henry
Managing Director

Hong Kong, 5 December 2006

As at the date of this announcement, (a) the Executive Directors of the Company are Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) the Non-executive Directors of the Company are Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) the Independent Non-executive Directors of the Company are Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

"Please also refer to the published version of this announcement in The Standard."